

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>*Via U.S. Mail*</u>

Kye A. Abraham
President, Chairman of the Board
LKA International Inc
3724 47th Street Ct. N.W.
Gig Harbor, Washington 98335

>   **Re: LKA International Inc**
>   **Form 10-K for the Fiscal Year ended December 31, 2010**
>   **Filed March 31, 2011**
>   **File No. 000-17106**

Dear Mr. Abraham:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Business, page 3

1. Please revise your disclosures under this heading, as necessary, to be consistent with the revisions made to comply with the other comments in this letter.

Properties, page 7

2.   The terms exploration, development and production have distinct meanings within Industry Guide 7 (www.sec.gov/about/forms/industryguides.pdf). As it appears you have not established mineral reserves as defined in Industry Guide 7, you should avoid language in your filing that may give readers the impression that you have progressed beyond the exploration stage. Please modify your disclosures to remove terms such as develop, development or production, and to replace this terminology, as needed, with terms such as explore or exploration. Your business activities should be characterized as exploration state activities until you have established mineral reserves. This comment applies to all disclosures in your filing, including your financial statements. Please read the Instruction to paragraph (a) of Industry Guide 7 if you require further clarification.

3.   Please disclose the phased nature of the exploration process that typifies the period prior to establishing proven and probable reserves, and explain where in this process you are with your current exploration activities. Please indicate the extent to which decisions about proceeding with each successive phase of your exploration programs will depend on the completion of previous phases and your analysis of the results of those phases.

4.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, regardless of whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration work being conducted on the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- A statement clarifying that the property is without known reserves and that the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Ute-Ule Group, page 7

5.   Please insert a small-scale map showing the location and access to each material property to comply with Instruction 3.B to Item 102 of Regulation S-K. Please note that as our EDGAR program accepts Adobe PDF files and digital maps, these should be included in any filings and amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3.B to Item 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or other geographical area in which it is located.

- The title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer who prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

6.   Please expand your disclosures of exploration plans to include the following:

- A brief geological justification for each project using non-technical language.

- A breakdown of the exploration timetable and budgets, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, and drilling.

- A brief outline all phases of each exploration program.

- If you have no current and detailed plans to conduct exploration on any of the properties identified, disclose this prominently.

- How each of your exploration programs will be funded.

- The identity of the person(s) who will be conducting any proposed exploration work, and a discussion of their qualifications.

7. Given that detailed sampling provides the basis for estimating the quality or grade of mineralization, we believe that you should include a brief description of the procedures that you have established for sample collection, preparation, and analysis. Please identify any Quality Assurance/Quality Control (QA/QC) protocols that you have over these procedures to ensure data integrity, assay precision and accuracy procedures and protocols.

8. Please disclose your annual production to comply with Instruction 3 to Item 102 of Regulation S-K. This should include the tonnage and grade associated with minerals mined, also the tonnage and grade processed and of the saleable products.

9. Please disclose safety statistics for your various operations including your fatality and injury frequency rates for each of the last three years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler, Mine Engineer at (202) 551-3718 if you have questions regarding the engineering comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief